Exhibit 12.2

Alcan Inc.
Computation of Earnings to Fixed Charges
US GAAP
Continuing operations
(in millions of US dollars)

			9 months			YEAR
			2003	2002	2001	2000	1999	1998
Income (loss) from continuing operations
before cumulative effect of accounting changes -US GAAP			145	414	(41)	604	455	417
Less:	Equity income of less than 50%
	owned companies		3	3	3	4	(1)	(48)
Plus:	Dividends received from less than
	50% owned companies		2	3	2	1	1	5
Plus:	Minority interest of subsidiaries that
	have fixed charges		12	3	(13)	(1)	14	(4)
Subtotal			156	417	(55)	600	471	466
FIXED CHARGES
Amount representative of interest factor in
rentals			22	27	24	19	19	28
Amount representative of interest factor in
rentals, 50% owned companies			0	0	0	0	0	0
Interest expense - net			156	202	252	78	76	92
Interest expense, 50% owned companies			0	0	0	0	0	0
Capitalized interest			5	1	30	81	41	15
Capitalized interest, 50% owned companies			0	0	0	0	0	0
TOTAL FIXED CHARGES		[A]	183	230	306	178	136	135
Less:	Capitalized interest		5	1	30	81	41	15
Fixed charges added to income/(loss)			178	229	276	97	95	120
Plus:	Amortization of capitalized interest		18	24	25	21	18	15
Income taxes			368	315	15	260	211	210
Earnings before fixed charges and income
taxes		[B]	720	985	261	978	795	811
Ratio of earnings to fixed charges		{[B]/[A]}	3.93	4.28	0.85	5.49	5.85	6.01